Baylake Corp.

217 North Fourth Avenue

Sturgeon Bay, WI  54235

October 16, 2015

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4720

Judiciary Plaza

100 F Street, N.E.

Washington, D.C.  20543

Re:

Baylake Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 26, 2015

File No. 333-205127

Dear Mr. Clampitt:

We are submitting this letter on behalf of Baylake Corp. (the “Company” or “Baylake”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by electronic mail dated September 2, 2015 in connection with its review of Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on August 26, 2015 (the “Registration Statement”).  Your comments and the Company’s responses are set forth below.

The Merger

Background of the Merger, page 25

1.

Comment:

We note your revised disclosure in response to comment one which states that Wipfli also provided the board with banking industry and other information.  Please revise to make clear that all of the information described in this sentence is also included in the Fair Market Business Valuation.

Response:

The disclosure has been revised to clarify that all of the information described is also included in the Fair Market Business Valuation.

Material United States Federal Income Tax Consequences of the Merger, page 42

2.

Comment:

We note that you limit reliance on the opinions only to those NEWBI shareholders that hold their NEWBI common stock as a capital asset within the meaning of Section 1221.

Mr. Michael R. Clampitt

October 16, 2015

While you may recommend that investors consult their own tax advisors or counsel, you may not disclaim for tax matters on which counsel has opined.  Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 and revise.

Response:

The discussion under “Material United States Federal Income Consequences of the Merger” has been revised to remove language limiting reliance on the opinion only to those NEWBI shareholders that hold their NEWBI common stock as a capital asset within the meaning of Section 1221.

3.

Comment:

Your revised disclosure in response to comment three does not clearly state that the disclosure in this section is the opinion of counsel.  For example, you imply on page 44 that the opinion is forthcoming.  However, counsel must file the opinion before the registration statement is effective.  Please revise your disclosure to expressly state that the bulleted items on page 44 are the opinion of counsel, and revise to make clear throughout this section that the discussion constitutes the opinion of counsel.  For more information, please refer to Sections III.B.2 and III.D.2 of Staff Legal Bulletin No. 19.

Response:

The Company will file new long-form tax opinions as Exhibits 8.1 and 8.2 to Pre-Effective Amendment No. 2 to the Registration Statement, therefore the discussion under “Material United States Federal Income Tax Consequences of the Merger” no longer constitutes the opinions of counsel and the accountant.  Additionally, the discussion under “Material United States Federal Income Tax Consequences of the Merger” has been updated to add discussion relating to the tax consequences of a potential merger of the Company with and into Nicolet Bankshares, Inc. that will be consummated subsequent to the merger of NEWBI with and into the Company.

*     *      *

If you have any questions regarding these responses, please contact the undersigned at (920) 746-5464, or the Company’s outside counsel, Patrick Murphy of Godfrey & Kahn, S.C., at (414) 287-9222.

Very truly yours,

BAYLAKE CORP.

/s/ Susan Lohrey

Susan Lohrey